Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Impax Laboratories, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-158259 and 333-168584) of Impax Laboratories, Inc. of our reports dated February 28, 2012 relating to the consolidated balance sheet of Impax Laboratories, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Impax Laboratories, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 28, 2012